United States securities and exchange commission logo





                             September 8, 2020

       Nicholas Curtis
       Chief Executive Officer
       LENSAR, Inc.
       2800 Discovery Drive
       Orlando FL
       32826

                                                        Re: LENSAR, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed August 26,
2020
                                                            File No. 001-39473

       Dear Mr. Curtis:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed August 26, 2020

       The Spin-Off
       Conditions to the Spin-Off, page 78

   1. We note your response and updated disclosure relating to prior comment 1 and reissue in part. Please update
your disclosure to discuss potential consequences that stockholders might experience
following the consummation of the Spin-Off and the Distribution if the
                                                        Board of Directors
elects to waive certain conditions to the Spin-Off including: (i) all actions and filings
necessary under federal or state securities laws related to the
                                                        Transactions shall have
been taken, (ii) the acceptance of your common stock for listing,
                                                        (iii) any material
government authorizations necessary to consummate the Spin-Off shall have been obtained,
(iv) the effectiveness of your amended and restated certificate of Nicholas Curtis
LENSAR, Inc.
September 8, 2020
Page 2
      incorporation and bylaws and (v) no preliminary or permanent injunction shall be in effect that prevents the consummation of the Spin-Off.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameNicholas Curtis
                                                           Division of
Corporation Finance
Comapany NameLENSAR, Inc.
                                                           Office of Life
Sciences
September 8, 2020 Page 2
cc:       Drew Capurro
FirstName LastName